Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya Group inc. For the three and nine months ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three-month and nine-month periods ended December 31, 2020. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s interim condensed consolidated financial statements (the "Q3 Financial Statements") and accompanying notes for the three-month and nine-month periods ended December 31, 2020 and 2019, as well as the audited consolidated financial statements and MD&A for the fiscal year ended March 31, 2020. These documents, as well as the Company’s Annual Report on Form 20-F, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q3 Financial Statements in Canadian dollars in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are to U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See the section titled “Non-IFRS Measures”.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available to it up to February 10, 2021, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q3 Financial Statements.
2. Forward-Looking Statements
This MD&A contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three to five year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 1

reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of this MD&A and the MD&A for the year ended March 31, 2020, as well as in Alithya's other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Alithya is a leader in strategy and digital transformation, with more than 2,200 professionals in Canada, the U.S., and Europe. For over 25 years, Alithya’s experts have advised, guided and assisted clients in their pursuit of innovation and excellence and the achievement of their business objectives through the optimal use of digital technologies.
Alithya deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, renewable energy, manufacturing, telecommunications, transportation and logistics, professional services, healthcare and government sectors.
Business Offerings
Business offerings include a comprehensive range of digital technology services to address client needs:
•Business Strategy. Alithya leads clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, and more. Applying the most recurrent methodologies, we help our clients optimize efficiency and successfully navigate the digital transformation age. We achieve results by leveraging an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.
•Application Services. Alithya’s experts guide clients through all facets of Application Services, from migration of legacy systems into future-ready digital solutions, to the development of completely new solutions using state-of-the-art technologies. Our experts assist our clients in the choice between cloud, on-premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions services include digital applications DevOps, legacy systems modernization, control and software engineering, cloud infrastructure, quality assurance and automated testing.
•Enterprise Solutions. Working with key industry partners, including some of the world’s largest vendors of cloud-based Enterprise Solutions, Alithya’s experts help clients deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM), Customer Relationship Management (CRM/CXM) and Human Capital Management (HCM).

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 2

•Data and Analytics. Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and software, Alithya’s data scientists help clients gain business insight and drive better decision-making through enhanced data collection, big data analytics, machine learning automation and reporting. Alithya’s Data and Analytics services include business intelligence, data management, artificial intelligence and machine learning, as well as Internet of Things (IoT).
Geographically, Alithya’s operations span Canada, the United States and Europe, providing a full spectrum of strategy and digital technology services with deep expertise in a range of technologies and business domains.
Competitive Environment
Today, for many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investments, but they increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.
As businesses’ technology spending continues to increase, digital technology firms are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of offering flexible and creative solutions, enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and consulting partner capable of delivering rapid results for its clients.
4. Business Strategic Plan
Alithya operates as an essential services provider in a growing industry. The Company continues to cautiously operate in the context of the COVID pandemic leveraging its business continuity plan focused on protecting its people, its clients and the Company. Alithya remains focused on its 3-5-year strategic plan which sets as a goal to confirm its position as a North American digital transformation leader, with the ambition of doubling the Company's size during this period. According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT segments. In fact, Alithya's specialization in digital technologies and the flexibility to either deploy enterprise solutions, or deliver solutions tailored to specific business objectives, responds directly to client expectations.
More specifically, the company has established a three-fold plan focusing on:

•Increasing scale through organic growth and complementary acquisitions by:
◦Sustaining steady organic growth through innovation, higher-value offerings and client-relationships based on trust;
◦Completing value enhancing acquisitions by way of a North America geographic expansion to complement current market presence, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise;

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 3

•Achieving best-in-class employee engagement by:
◦Fostering a culture of collaboration and ownership;
◦Cultivating employee well-being and personal growth;
◦Investing in the development of our leaders and employees;
•Providing our investors, partners and stakeholders with long-term growing return on investment by:
◦Strengthening our existing relationships with clients, as a key trusted advisor, by generating long-term value;
◦Investing in innovation and higher value service offerings;
◦Acting responsibly, with a sustainable and respectful vision for our stakeholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 4

5. Financial Highlights

Results of Operations	Three months ended December 31,		Nine months ended December 31,
(in $ thousands)	2020	2019	2020	2019
	$	$	$	$
Revenues	70,606	66,245	209,672	205,826
Net Loss	(4,793)	(1,815)	(14,813)	(5,692)
EBITDA (1)	(540)	1,693	(1,762)	3,993
EBITDA Margin (1)	(0.8)%	2.6%	(0.8)%	1.9%
Adjusted EBITDA (1)	2,290	3,521	6,383	9,778
Adjusted EBITDA Margin (1)	3.2%	5.3%	3.0%	4.8%

Other	December 31,	March 31,
(in $ thousands)	2020	2020
	$	$
Total Assets	241,178	257,816
Net Bank Borrowing (2)	17,100	26,940

Shares and Stock Options Outstanding	February 5,
2021
Class A subordinate voting shares ("Subordinate Voting Shares")	51,073,633
Class B multiple voting shares ("Multiple Voting Shares")	7,168,984
Options (3)	3,786,595
Deferred Share Units ("DSU")	294,653
Restricted Share Units ("RSU")	181,498

1 These are non-IFRS financial measures defined below and accompanied by a reconciliation to the most directly comparable IFRS financial measure. Refer to the section below titled “Non-IFRS Financial Measures”.
2 This is a non-IFRS financial measure as defined below. Refer to the section below titled “Non-IFRS Financial Measures” and to section 10.6 for the calculated amount.
3 Includes 963,160 stock options to purchase Multiple Voting Shares.
•Revenues increased 6.6% to $70.6 million, compared to $66.2 million for the same quarter last year. The consolidated percentage increase would have been 7.1% assuming a constant US$ exchange rate.
•Gross margin increased 1.3% to $20.4 million, compared to $20.2 million for the same quarter last year.
•Gross margin as a percentage of revenues of 28.9%, down from the same quarter last year, however increasing on a sequential basis from the second quarter.
•Q3 bookings(1) reached $126.1 million, which translated into a book-to-bill ratio(1) of 1.86 for the quarter, and 1.33 year-to-date.
•Net bank borrowing(1) of $17.1 million at the end of the third quarter, compared to $26.9 million as at March 31, 2020.
•Adjusted EBITDA(1) reached $2.3 million, a decrease from $3.5 million in the same quarter last year, but a sequential improvement compared to $0.8 million from the second quarter.
•Net loss of $4.8 million, or $0.08 per share, compared to a net loss of $1.8 million, or $0.03 per share, for the same quarter last year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 5

6. Non-IFRS Measures
This MD&A includes certain measures which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The non-IFRS measures used by Alithya are described below:
•“EBITDA” refers to net income before adjusting for income tax expense (recovery), financial expenses, amortization of intangibles, depreciation of property and equipment and right-of-use assets, and impairment of intangibles and goodwill. Management believes that EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed. For a reconciliation of net loss to EBITDA, see the section titled “EBITDA and Adjusted EBITDA” below.
•“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period. See the section titled “EBITDA and Adjusted EBITDA” below.
•"Adjusted EBITDA” refers to net income before adjusting for income tax expense (recovery), financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, share-based compensation, business acquisitions and integration costs, severance, internal ERP systems implementation and other redundant and non-recurring items. Management believes that adjusted EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net loss to adjusted EBITDA, see the section titled “EBITDA and Adjusted EBITDA” below.
•“Adjusted EBITDA Margin” refers to the percentage of total revenue that adjusted EBITDA represents for a given period. See the section titled “EBITDA and Adjusted EBITDA” below.
•“Net Bank Borrowing” refers to long-term debt, less balances of purchase payable, unsecured promissory notes under the Payroll Protection Program ("PPP"), deferral of employment tax payments under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), unamortized transaction costs, cash, and restricted cash. For the calculation of net bank borrowing, see the section titled “Long-Term Debt and Net Bank Borrowing” below.
•‘’Bookings’’ refers to the amount of new bookings, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts occurring during the period.
•‘’Book-to-Bill Ratio’’ refers to bookings divided by revenues, for the same period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 6

7. Results of Operations

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands, except for per share data)	2020	2019	2020	2019
	$	$	$	$
Revenues	70,606	66,245	209,672	205,826
Cost of revenues	50,178	46,084	150,109	143,805
Gross margin	20,428	20,161	59,563	62,021

Operating expenses
Selling, general and administrative expenses	20,421	17,745	59,983	55,248
Business acquisitions and integration costs	500	1,374	1,603	3,464
Depreciation	900	878	2,709	2,474
Amortization of intangibles	2,703	2,716	9,249	7,798
Foreign exchange loss (gain)	47	30	399	(3)
	24,571	22,743	73,943	68,981
Operating loss	(4,143)	(2,582)	(14,380)	(6,960)
Financial expenses	870	608	2,425	1,679
Gain on recovery of note receivable	—	—	(660)	—
Gain on sale of subsidiary	—	(681)	—	(681)
Loss before income taxes	(5,013)	(2,509)	(16,145)	(7,958)
Income tax expense (recovery)
Current	(185)	(78)	1,050	(58)
Deferred	(35)	(616)	(2,382)	(2,208)
	(220)	(694)	(1,332)	(2,266)
Net loss	(4,793)	(1,815)	(14,813)	(5,692)
Basic and diluted loss per share	(0.08)	(0.03)	(0.25)	(0.10)

7.1Revenues
Revenues amounted to $70.6 million for the three months ended December 31, 2020, a $4.4 million increase, or 6.6%, from $66.2 million for the three months ended December 31, 2019. Assuming a constant US$ exchange rate, the consolidated percentage increase would have been 7.1%.
Revenues in Canada increased by $3.3 million, or 9.0%, to $40.0 million for the three months ended December 31, 2020, from $36.7 million for the three months ended December 31, 2019. The acquisition of Group Askida Inc. and Askida Consulting Services Inc. (collectively, "Askida") and growth at certain key clients accounted for the bulk of the increase in revenues, which was partially offset by the negative impacts of the COVID-19 pandemic. On a sequential basis, revenues in Canada increased by $1.1 million, from $38.9 million for the second quarter of this year.
U.S. revenues increased by $1.2 million, or 4.5%, to $27.6 million for the three months ended December 31, 2020, from $26.4 million for the the three months ended December 31, 2019 due primarily to the incremental revenues from the acquisition of Travercent LLC ("Travercent"), partially offset by the negative impacts of the COVID-19 pandemic, which were more prevalent in the U.S. compared to Canada. On a sequential basis, revenues in the U.S. increased by $0.5 million, from $27.1 million for the second quarter of this year, despite an unfavorable US$ exchange rate impact of $0.6 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 7

In Europe, revenues were stable at $3.0 million, from $3.1 million for the same quarter last year, a result of the impacts of the COVID-19 pandemic at one important client, partially offset by new business and clients. On a sequential basis, revenues in Europe increased by $0.6 million, from $2.4 million for the second quarter of this year.
Revenues amounted to $209.7 million for the nine months ended December 31, 2020, a $3.9 million increase, or 1.9%, from $205.8 million for the nine months ended December 31, 2019.
Revenues in Canada increased by $7.7 million, or 7.0%, to $117.3 million for the nine months ended December 31, 2020, from $109.6 million for the nine months ended December 31, 2019. The acquisitions of Matricis Informatique Inc. ("Matricis Informatique") and Askida and growth at certain key clients accounted for the increase in revenues and were partially offset by the negative impacts of the COVID-19 pandemic. U.S. revenues decreased by $1.7 million, or 2.0%, to $85.0 million for the nine months ended December 31, 2020, from $86.7 million for the nine months ended December 31, 2019, due primarily to the negative impacts of the COVID-19 pandemic, which were felt particularly strongly in the U.S. compared to Canada, partially offset by incremental revenues from the acquisition of Travercent. In Europe, revenues decreased by $2.1 million, or 22.5%, to $7.4 million for the nine months ended December 31, 2020, from $9.5 million for the nine months ended December 31, 2019, primarily due to the impacts of the COVID-19 pandemic at one important client.
Globally, for both the three and nine months ended December 31, 2020, higher value-added, digital transformation service revenues increased in proportion to lower margin service revenues, largely due to the revenues from acquisitions and the continued transformation of our business, and the commercial benefits of Alithya's larger scale. The Company's strategy to offer an increasing proportion of higher value-added services continued to unfold, albeit impacted by the COVID-19 pandemic.
7.2Gross Margin
Gross margin increased by $0.2 million, or 1.3%, to $20.4 million for the three months ended December 31, 2020, from $20.2 million for the three months ended December 31, 2019. Gross margin as a percentage of revenues decreased to 28.9% for the three months ended December 31, 2020, from 30.4% for the three months ended December 31, 2019. The percentage decrease was driven primarily by reduced gross margin from Canada, due to the negative impacts of the COVID-19 pandemic on market conditions and the impact of increased costs on one large project, partially offset by increased gross margin in the U.S. and Europe, due in part to the changing mix of revenues described above, and some governmental wage subsidies in Canada, the U.S. and Europe. The increased gross margin in the U.S. and Europe was partially offset by the negative impacts of the COVID-19 pandemic on utilization rates. On a sequential basis, the overall gross margin increased by $1.7 million, or 9.1%, from $18.7 million for the second quarter of this year.
Gross margin decreased by $2.4 million, or 4.0%, to $59.6 million for the nine months ended December 31, 2020, from $62.0 million for the nine months ended December 31, 2019. Gross margin as a percentage of revenues decreased to 28.4% for the nine months ended December 31, 2020, from 30.1% for the nine months ended December 31, 2019. The percentage decrease was driven primarily by reduced gross margin from the U.S. and Europe, due to the negative impacts of the COVID-19 pandemic on utilization rate, partially offset by increased gross margin in Canada, due in part to the changing mix of revenues described above, despite the impacts of COVID-19, as well as some governmental wage subsidies in Canada, the U.S. and Europe.
7.3Segment Reporting
An operating segment is a component of a company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Alithya’s other segments.
Based on the information received and analyzed by decision-makers on a regular basis, Alithya has determined that it has a single reportable segment. Within this single reportable segment, results can be analyzed by geographic location (Canada, U.S. and Europe).

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 8

The following table presents total external revenues by geographic location:

	For the three months ended December 31,				For the nine months ended December 31,
(in $ thousands)	2020		2019		2020		2019
	$	%	$	%	$	%	$	%
Canada	40,029	56.7	36,732	55.4	117,335	56.0	109,638	53.3
U.S.	27,598	39.1	26,420	39.9	84,953	40.5	86,657	42.1
Europe	2,979	4.2	3,093	4.7	7,384	3.5	9,531	4.6
	70,606	100.0	66,245	100.0	209,672	100.0	205,826	100.0

* Certain figures have been reclassified to conform to the current nine-month presentation.
7.4Operating Expenses
7.4.1Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, professional fees, occupancy costs, information technology and communications costs, share-based compensation, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $20.4 million for the three months ended December 31, 2020, an increase of $2.7 million, or 15.1%, from $17.7 million for the three months ended December 31, 2019. The additional expenses from the Travercent and Askida acquisitions accounted for $1.3 million, on an aggregate basis, of the increase.
Expenses in Canada increased by $3.0 million, or 31.1%, including $0.8 million related to the Askida acquisition to $12.6 million, for the three months ended December 31, 2020, from $9.6 million for the three months ended December 31, 2019, due primarily to increases of $1.4 million in employee compensation costs, $0.7 million in mostly non-cash share-based compensation and $0.2 million in recruiting fees incurred due to increased headcount of the Company, and $0.6 million in information technology costs, partially offset by a $0.5 million decrease in business development costs.
Expenses in the U.S. decreased by $0.2 million, net of a $0.5 million increase related to the acquisition of Travercent, due to cost-saving measures implemented in response to the COVID-19 pandemic. Expenses in Europe decreased by $0.1 million due to government subsidies recorded against compensation costs and reduced travel expenses.
Selling, general and administrative expenses totaled $60.0 million for the nine months ended December 31, 2020, an increase of $4.8 million, or 8.6%, from $55.2 million for the nine months ended December 31, 2019. The additional expenses from the Matricis Informatique, Travercent, and Askida acquisitions accounted for $5.2 million of the increase.
Expenses in Canada increased by $7.0 million, or 24.4%, including a $3.1 million increase related to the Matricis Informatique and Askida acquisitions, to $35.5 million, for the nine months ended December 31, 2020, from $28.5 million for the nine months ended December 31, 2019, due primarily increases of $2.3 million in employee compensation costs, $3.3 million in mostly non-cash share-based compensation and $0.9 million in occupancy costs due to increased headcount of the Company and $0.6 million in information technology costs, partially offset by $1.3 million decrease in business development costs.
Expenses in the U.S. decreased by $1.6 million, net of a $2.1 million increase related to the acquisition of Travercent, due to continued integration and cost-saving measures implemented in response to the COVID-19 pandemic. Expenses in Europe decreased by $0.7 million due to government subsidies recorded against compensation costs and reduced travel expenses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 9

7.4.2Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2020	2019	2020	2019
	$	$	$	$
Stock option plan	166	161	533	558
Share purchase plan – employer contribution	144	150	429	460
Share-based compensation on shares vested during the year, issued on business acquisitions	1,005	481	3,475	684
Deferred share units	134	81	408	164
Restricted share units	101	—	213	—
	1,550	873	5,058	1,866

Share-based compensation amounted to $1.6 million for the three months ended December 31, 2020, representing an increase of $0.7 million, from $0.9 million for the three months ended December 31, 2019. The increase in share-based compensation was driven primarily by increased expenses related to the vesting of shares issued in connection with previous business acquisitions and the grant of restricted share units.
Share-based compensation amounted to $5.1 million for the nine months ended December 31, 2020, representing an increase of $3.2 million, from $1.9 million for the nine months ended December 31, 2019. The increase in share-based compensation was driven primarily by increased expenses related to the vesting of shares issued in connection with previous business acquisitions and the grant of restricted share units.
7.4.3Business Acquisitions and Integration Costs
Business acquisitions and integration costs amounted to $0.5 million for the three months ended December 31, 2020, representing a decrease of $0.9 million, from $1.4 million for the three months ended December 31, 2019, driven by a decrease in integration costs related to Alithya USA, partially offset by costs related to the integrations of Travercent and Askida.
Business acquisitions and integration costs amounted to $1.6 million for the nine months ended December 31, 2020, representing a decrease of $1.9 million, from $3.5 million for the nine months ended December 31, 2019, driven by a decrease in integration costs related to Alithya USA, partially offset by costs related to the integrations of Travercent and Askida.
7.4.4Depreciation
Depreciation totaled $0.9 million for the three months ended December 31, 2020 and 2019. These costs consisted primarily of depreciation on Alithya’s property and equipment and right-of-use assets.
Depreciation related to property and equipment amounted to $0.4 million for the three months ended December 31, 2020, representing an increase of $0.1 million, from $0.3 million for the three months ended December 31, 2019. Depreciation related to right-of-use assets amounted to $0.5 million for the three months ended December 31, 2020, representing a decrease of $0.1 million, from $0.6 million for the three months ended December 31, 2019.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 10

Depreciation totaled $2.7 million for the nine months ended December 31, 2020, compared to $2.5 million for the nine months ended December 31, 2019. These costs consisted primarily of depreciation on Alithya’s property and equipment and right-of-use assets.
Depreciation related to property and equipment amounted to $1.3 million for the nine months ended December 31, 2020, representing an increase of $0.5 million, from $0.8 million for the nine months ended December 31, 2019. Depreciation related to right-of-use assets amounted to $1.4 million for the nine months ended December 31, 2020, representing a decrease of $0.3 million, from $1.7 million for the nine months ended December 31, 2019.
7.4.5Amortization of Intangibles
Amortization of intangibles totaled $2.7 million for the three months ended December 31, 2020 and 2019. These costs consisted primarily of amortization of customer relationships recognized on acquisitions which decreased by $0.6 million, offset by an increase in the amortization of non-compete agreements of $0.3 million and an increase in the amortization of software of $0.3 million.
Amortization of intangibles increased by $1.4 million, to $9.2 million for the nine months ended December 31, 2020, from $7.8 million for the nine months ended December 31, 2019. These costs consisted primarily of amortization of customer relationships recognized on acquisitions which decreased by $0.3 million, offset by increases in the amortization of non-compete agreements and software of $1.0 million and $0.7 million, respectively.
7.4.6Foreign Exchange Loss (Gain)
Foreign exchange loss amounted to $0.1 million and $0.4 million for the three and nine months ended December 31, 2020, respectively, compared to a loss of $0.03 million and nil, for the three and nine months ended December 31, 2019, respectively.
7.5Other Income and Expenses
7.5.1Financial Expenses
Financial expenses are summarized in the table below:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2020	2019	2020	2019
	$	$	$	$
Interest on long-term debt	307	258	864	881
Interest and financing charges	141	95	329	245
Interest on lease liabilities	156	135	445	277
Amortization of finance costs	63	55	179	183
Interest accretion on balances of purchase payable	208	71	627	127
Interest income	(5)	(6)	(19)	(34)
	870	608	2,425	1,679

Financial expenses amounted to $0.9 million for the three months ended December 31, 2020, representing an increase of $0.3 million, or 43.1%, from $0.6 million for the three months ended December 31, 2019, driven mainly by increased interest accretion on balances of purchase payable, interest on long-term debt, and interest and financing charges.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 11

Financial expenses amounted to $2.4 million for the nine months ended December 31, 2020, representing an increase of $0.7 million, or 44.5%, from $1.7 million for the nine months ended December 31, 2019, driven mainly by increased interest accretion on balances of purchase payable and interest on lease liabilities.
7.5.2Income Taxes
Income tax recovery was $0.2 million for the three months ended December 31, 2020, representing a decrease of $0.5 million, from a recovery of $0.7 million for the three months ended December 31, 2019, due primarily to a decrease in deferred tax recovery in certain entities.
Income tax recovery was $1.3 million for the nine months ended December 31, 2020, representing a decrease of $1.0 million, from a recovery of $2.3 million for the nine months ended December 31, 2019, due primarily to an increase in current tax expense in certain entities.
7.6Net Loss and Loss per Share
Alithya’s net loss for the three months ended December 31, 2020 was $4.8 million, an increase of $3.0 million, from $1.8 million for the three months ended December 31, 2019. The increased loss was driven by decreased adjusted EBITDA, increased selling, general and administrative expenses, increased financial expenses, and decreased income tax recovery in the three months ended December 31, 2020, compared to the three months ended December 31, 2019. On a per share basis, this translated into a basic and diluted net loss per share of $0.08 for the three months ended December 31, 2020, compared to a net loss of $0.03 per share for the three months ended December 31, 2019.
Alithya’s net loss for the nine months ended December 31, 2020 was $14.8 million, an increase of $9.1 million, from $5.7 million for the nine months ended December 31, 2019. The increased loss was driven by decreased adjusted EBITDA, increased selling, general and administrative expenses, increased amortization of intangibles and depreciation, increased financial expenses and decreased income tax recovery in the nine months ended December 31, 2020, compared to the nine months ended December 31, 2019. On a per share basis, this translated into a basic and diluted net loss per share of $0.25 for the nine months ended December 31, 2020, compared to a net loss of $0.10 per share for the nine months ended December 31, 2019.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 12

8. EBITDA and Adjusted EBITDA
The following table reconciles net loss to EBITDA and adjusted EBITDA:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2020	2019	2020	2019
	$	$	$	$
Revenues	70,606	66,245	209,672	205,826
Net loss	(4,793)	(1,815)	(14,813)	(5,692)
Financial expenses	870	608	2,425	1,679
Income tax recovery	(220)	(694)	(1,332)	(2,266)
Depreciation	900	878	2,709	2,474
Amortization of intangibles	2,703	2,716	9,249	7,798
EBITDA (1)	(540)	1,693	(1,762)	3,993
EBITDA Margin (1)	(0.8)%	2.6%	(0.8)%	1.9%
Adjusted for:
Foreign exchange loss (gain)	47	30	399	(3)
Share-based compensation	1,550	873	5,058	1,866
Business acquisitions and integration costs	500	1,374	1,603	3,464
Gain on recovery of note receivable	—	—	(660)	—
Gain on sale of subsidiary	—	(681)	—	(681)
Premise relocation expenses	225	28	778	204
Severance	—	170	151	170
Internal ERP systems implementation	508	34	816	765
Adjusted EBITDA (1)	2,290	3,521	6,383	9,778
Adjusted EBITDA Margin (1)	3.2%	5.3%	3.0%	4.8%

1 Non-IFRS measure. See “Non-IFRS Measures” above.
* Certain figures have been reclassified to conform to the current nine-month presentation.
EBITDA amounted to a loss of $0.5 million for the three months ended December 31, 2020, representing a decrease of $2.2 million, from EBITDA of $1.7 million for the three months ended December 31, 2019. EBITDA Margin was equal to (0.8)% for the three months ended December 31, 2020, compared to 2.6% for the three months ended December 31, 2019.
Adjusted EBITDA amounted to $2.3 million for the three months ended December 31, 2020, representing a decrease of $1.2 million, from $3.5 million for the three months ended December 31, 2019. The contribution from acquisitions and increased margins from higher value-added business, were offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 3.2% for the three months ended December 31, 2020, compared to 5.3% for the three months ended December 31, 2019.
EBITDA amounted to a loss of $1.8 million for the nine months ended December 31, 2020, representing a decrease of $5.8 million, from $4.0 million of EBITDA for the nine months ended December 31, 2019. EBITDA Margin was equal to (0.8)% for the nine months ended December 31, 2020, compared to 1.9% for the nine months ended December 31, 2019.
Adjusted EBITDA amounted to $6.4 million for the nine months ended December 31, 2020, representing a decrease of $3.4 million, from $9.8 million for the nine months ended December 31, 2019. The contribution from acquisitions and increased

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 13

margins from higher value-added business, were offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 3.0% for the nine months ended December 31, 2020, compared to 4.8% for the nine months ended December 31, 2019.
9. Bookings
Management believes Information regarding new bookings, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts can provide useful trend insight regarding changes in the volume of new business over time. As such, Alithya began reporting bookings information starting the first quarter of fiscal 2021.The book-to-bill ratio, which is the value of new bookings over revenues, for the same period, also allows the monitoring of the Company’s backlog and how the business varies over time.
New bookings can vary significantly quarter to quarter, depending on the timing of signing of contracts, as well as the relative size of those contracts. In addition, the pace of conversion of new bookings to revenues can also vary broadly depending on the characteristics of the underlying services and projects. Booking information is a non-IFRS measure, which involves judgments, estimates and assumptions, which does not have a standard industry definition, and which does not replace the analysis of historical revenues. We do not update booking information, which is subject to changes from subsequent reductions or terminations related to bookings previously reported, including foreign exchange variations. The majority of our contracts are terminable by the client upon short notice.
New bookings during the three months ended December 31, 2020 were $126.1 million. This translates into a book-to-bill ratio, for the quarter, of 1.86. For the nine months ended December 31, 2020, new bookings were $269.3 million, which translated into a book-to-bill ratio of 1.33.
At the end of fiscal 2021, the Company will begin providing trailing-twelve-month measures as well.
10. Liquidity and Capital Resources
10.1Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three and nine months ended December 31, 2020 and 2019:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2020	2019	2020	2019
	$	$	$	$
Net cash from operating activities	1,063	8,081	1,737	11,664
Net cash used in investing activities	(2,426)	(9,192)	(4,202)	(10,109)
Net cash from financing activities	2,186	6,629	3,250	6,155
Effect of exchange rate changes	(65)	(314)	(166)	(720)
Net change in cash	758	5,204	619	6,990
Cash at the beginning of the period	8,671	14,587	8,810	12,801
Cash at the end of the period	9,429	19,791	9,429	19,791

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 14

10.2Cash Flows - Operating Activities
For the three months ended December 31, 2020, net cash from operating activities was $1.1 million, representing a decrease of $7.0 million, from $8.1 million for the three months ended December 31, 2019. The cash flows for the three months ended December 31, 2020 resulted primarily from the net loss of $4.8 million, plus $4.7 million of non-cash adjustments to the net loss consisting primarily of depreciation and amortization and share-based compensation, partially offset by the forgiveness of a PPP loan, and $1.2 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended December 31, 2019 resulted primarily from the net loss of $1.8 million, plus $3.3 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization and share-based compensation, partially offset by the gain on the sale of a subsidiary and deferred taxes, and $6.6 million in favorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $1.2 million during the three months ended December 31, 2020 consisted primarily of a $2.4 million decrease in accounts receivable and other receivables, a $1.8 million increase in deferred revenue, and a $1.6 million increase in accounts payable and accrued liabilities partially offset by a $2.4 million increase in prepaids, and $1.3 million increase in tax credits receivable. For the three months ended December 31, 2019, favorable changes in non-cash working capital items of $6.6 million consisted primarily of a $4.6 million decrease in accounts receivable and other receivables, a $1.1 million increase in deferred revenue, and a $1.0 million increase in accounts payable and accrued liabilities, partially offset by a $1.3 million increase in tax credits receivable.
For the nine months ended December 31, 2020, net cash from operating activities was $1.7 million, representing a decrease of $10.0 million, from $11.7 million for the nine months ended December 31, 2019. The cash flows for the nine months ended December 31, 2020 resulted primarily from the net loss of $14.8 million, plus $13.6 million of non-cash adjustments to the net loss consisting primarily of depreciation and amortization and share-based compensation, partially offset by deferred taxes, and $2.9 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the nine months ended December 31, 2019 resulted primarily from the net loss of $5.7 million, plus $9.2 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization and share-based compensation, partially offset by deferred taxes, and $8.2 million in favorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $2.9 million during the nine months ended December 31, 2020 consisted primarily of a $6.7 million decrease in accounts receivable and other receivables, and a $2.7 million increase in deferred revenue, partially offset by a $4.2 million increase in unbilled revenue, a $2.2 million decrease in accounts payable and accrued liabilities, and a $1.9 million increase in prepaids. For the nine months ended December 31, 2019, favorable changes in non-cash working capital items of $8.2 million consisted primarily of a $11.5 million decrease in accounts receivable and other receivables and a $1.6 million increase in deferred revenue, partially offset by a $4.7 million decrease in accounts payable and accrued liabilities and a $0.6 million increase in income taxes receivable.
10.3Cash Flows - Investing Activities
Net cash used in investing activities was $2.4 million for the three months ended December 31, 2020, representing a decrease of $6.8 million, from $9.2 million for the three months ended December 31, 2019. The cash used in the three months ended December 31, 2020 resulted primarily from the repurchase of equity interests issued on business acquisitions, purchases of property and equipment mainly related to the relocation of certain office premises and computer equipment acquired to facilitate working remotely due to the COVID-19 pandemic. In comparison, the cash used in the three months ended December 31, 2019 resulted primarily from the acquisitions of Matricis Informatique and Travercent and purchases of property and equipment related to the relocation of certain office premises.
For the nine months ended December 31, 2020, net cash used in investing activities was $4.2 million, representing a decrease of $5.9 million, from $10.1 million of cash used for the nine months ended December 31, 2019. The cash used in the nine months ended December 31, 2020 resulted primarily from the purchases of property and equipment mainly related t the relocation of certain office premises, the repurchase of equity interests issued on business acquisitions, and an increase

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 15

in restricted cash. In comparison, the cash used in the nine months ended December 31, 2019 resulted primarily from the acquisitions of Matricis Informatique and Travercent and purchases of property and equipment related to the relocation of certain office premises.
10.4     Cash Flows - Financing Activities
For the three months ended December 31, 2020, net cash from financing activities was $2.2 million, representing a decrease of $4.4 million, from $6.6 million for the three months ended December 31, 2019. The cash flows for the three months ended December 31, 2020 resulted primarily from $10.0 million in proceeds from long-term debt, net of related transaction costs, partially offset by $7.5 million in long-term debt repayments and $0.3 million in repayments of lease liabilities. In comparison, the cash for the three months ended December 31, 2019 resulted primarily from $19.8 million in proceeds from long-term debt, net of related transaction costs, partially offset by $12.8 million in long-term debt repayments and $0.4 million in repayments of lease liabilities.
For the nine months ended December 31, 2020, net cash from financing activities was $3.3 million, representing a decrease of $2.9 million, from $6.2 million for the nine months ended December 31, 2019. The cash flows for the nine months ended December 31, 2020 resulted primarily from $45.2 million in proceeds from long-term debt, net of related transaction costs, and a lease incentive of $0.9 million, partially offset by $42.0 million in long-term debt repayments and $0.9 million in repayments of lease liabilities. In comparison, the cash flows for the nine months ended December 31, 2019 resulted primarily from $40.7 million in proceeds from long-term debt, net of related transaction costs, partially offset by $33.3 million in long-term debt repayments and $1.4 million in repayments of lease liabilities.
10.5Capital Resources
Alithya’s capital consists of cash, restricted cash, long-term debt and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’ and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash on deposit and, where applicable, borrowings.
In the context of the COVID-19 pandemic, governments in certain jurisdictions offer a number of financial assistance programs. The Company keeps track of such programs in order to verify its eligibility, on an ongoing basis. As such, certain subsidiaries of the Company are benefiting from certain programs in Canada, the U.S. and France.
10.6    Long-Term Debt and Net Bank Borrowing
Alithya has a $60.0 million senior secured revolving credit facility (the “Credit Facility”), which can be drawn in Canadian and U.S. dollars, and is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2.5 million. The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.00% to 1.50%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.00% to 2.75%, as applicable for Canadian and U.S. advances, respectively. Until June 30, 2021, the applicable margin on the Canadian or U.S. advances and the bankers' acceptances and LIBOR advances is set at 1.50% and 2.75%, respectively. Thereafter, the applicable margin will be determined based on threshold limits for certain financial ratios.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 16

The Credit Facility is secured by a first ranking hypothec on the universality of Alithya’s assets, excluding leased equipment and Investissement Quebec’s first ranking lien on tax credits receivable for the financing tied to refundable tax credits, to a maximum of $7,500,000. The Credit Facility matures in 2022 and is renewable for additional one-year periods at the lender’s discretion.
Under the terms of the Credit Facility, Alithya is required to maintain certain financial covenants which are measured on a quarterly basis. A monthly minimum availability test is also applicable until March 31, 2021. As at December 31, 2020 and March 31, 2020, Alithya was in compliance with its financial covenants.
As a result of the COVID-19 pandemic, on May 5, 2020, certain U.S. subsidiaries of the Company received funding under the PPP of the CARES Act administered by the U.S. Small Business Administration ("SBA") and entered into unsecured promissory notes (the "Notes"). The Notes have a term of five years at an interest rate of 1% per annum, with a deferral of payments for the initial six months of the loan, with respect to any portion of the Notes which is not forgiven as described below.
Under the terms of the CARES Act, PPP loan recipients can apply for forgiveness for all or a portion of loans granted under the PPP. Such forgiveness will be determined, subject to limitations and ongoing rule making by the SBA, based on the timely use of loan proceeds for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest costs and the maintenance of employee and compensation levels. While there is no assurance the Company will obtain forgiveness of the PPP loan in whole or in part, the Company has used the proceeds of the Notes for qualifying expenses.
The Company recorded full loan forgiveness, for one of the Group's U.S. subsidiaries, following confirmation of forgiveness, in the amount of US$475,000 ($608,728). The amount has been recorded as a reduction of cost of revenues and selling, general and administrative expenses in the amounts of $533,686 and $75,042, respectively. The remaining PPP loans are still under review for forgiveness.
The CARES Act allows employers to defer the payments of the employer share of social security taxes during the period beginning on March 27, 2020 and ending on the earlier of December 31, 2020 or the date the Company receives a decision from the lender that the PPP loan is forgiven. The payment of the deferred social security taxes is due fifty percent on December 31, 2021 and the remaining amount on December 31, 2022.
Certain subsidiaries within the Group have applied for COVID-19 financial relief in Canada under the Canada Emergency Wage Subsidy (“CEWS”) program. The CEWS program is a wage subsidy program launched by the Canadian federal government to qualifying employers to subsidize payroll costs during the COVID-19 pandemic. The qualified subsidy amounts received under the CEWS program are non-repayable. During the three and nine months ended December 31, 2020, the subsidiaries recorded subsidies of $484,298 and $2,504,002, respectively.
On October 14, 2020, the Canadian federal government adopted new rules under the CEWS program, including the extension to June 2021 among other important changes. Based on the new rules, certain subsidiaries within the Group may be eligible to receive further funding. Management continues to assess eligibility under these new rules. However, since those amounts will be determined based on actual future revenues, it is not yet possible to provide a reasonable estimate of their expected amount.
During the three and nine months ended December 31, 2020, Alithya France SAS (formerly Alithya Consulting SAS), a subsidiary located in France, received approximately €82,000 and €401,000 ($124,212 and $616,212), respectively, pursuant to the French government’s partial activity program. The program is subject to certain annual limits per employee.
As at December 31, 2020, cash amounted to $9.4 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $3.2 million, and $29.5 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2020, cash amounted to $8.8 million, restricted cash held in trust as required

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 17

by contractual obligations arising from business acquisitions was $2.2 million, and $37.6 million was drawn under the Credit Facility and classified as long-term debt.The following table reconciles long-term debt to net bank borrowing:

As at	December 31,	March 31,
(in $ thousands)	2020	2020
	$	$
Current portion of long-term debt	280	1,143
Long-term debt	54,462	52,086
Total long-term debt	54,742	53,229
Less:
Balances of purchase payable	15,424	15,609
Unsecured promissory notes under the PPP	7,428	—
Deferral of employment tax payments under the CARES Act	2,395	—
Unamortized transaction costs	(262)	(342)
Cash	9,429	8,810
Restricted cash	3,228	2,212
	37,642	26,289
Net Bank Borrowing (1)	17,100	26,940

(1) Non-IFRS measure. See “Non-IFRS Measures” above.
During the nine months ended December 31, 2020, Alithya's net bank borrowing decreased primarily as a result of the economic stimulus received under the CARES Act, consisting of funds received under the PPP, net of amounts forgiven, and the deferral of employment tax payments.
10.7    Contractual Obligations
Alithya is committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and technology licenses and infrastructure. Please refer to section 11.7 of Alithya's MD&A for the year ended March 31, 2020 for an overview of such obligations as at such date. There have been no material changes with respect to contractual obligations since March 31, 2020 outside of Alithya’s ordinary course of business.
10.8Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating leases for certain premises that do not meet the right-of-use asset and lease liability recognition criteria and operating commitments for technology licenses and infrastructure. Please refer to section 11.8 of Alithya's MD&A for the year ended March 31, 2020 and Note 13 of the annual consolidated financial statements for the same period for an overview of such arrangements as at such date. There have been no material changes with respect to off-balance sheet arrangements since March 31, 2020 outside of Alithya’s ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 18

11. Share Capital
In the context of the discussion on share capital, Alithya Group inc. will be referred to as “Alithya” or the “Company”, and the Company and its subsidiaries will be referred to as the “Group”.
11.1Issued

	Subordinate Voting Shares		Multiple Voting Shares
(in $ thousands)	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2020	50,904,533	191,820	7,168,984	3,515
Share-based compensation on shares vested during the period, issued on business acquisitions	157,882	600	—	—
Settlement of deferred share units	7,718	32	—	—
As at December 31, 2020	51,070,133	192,452	7,168,984	3,515

During the nine months ended December 31, 2020, the following transactions occurred:
•As part of the acquisition of Matricis Informatique, 157,882 Subordinate Voting Shares, with a total value of $600,000, reclassified from contributed surplus, were issued as settlement of the first anniversary share consideration rights.
•As part of the acquisition of Travercent, the Company elected not to convert the first anniversary share consideration rights into Subordinate Voting Shares but rather to settle for total cash consideration of US $975,000 ($1,276,175). This resulted in a repurchase of a vested equity instrument, which has been recorded as a reduction of retained earnings and contributed surplus in the amounts of $72,237 and $1,203,938, respectively. The Company continues to account for the December 13, 2021 and 2022 anniversary share consideration rights as an equity instrument.
•7,718 DSU were settled and 7,718 Subordinate Voting Shares were issued with an approximate value of $32,000, reclassified from contributed surplus.
11.2Share Purchase Plan
Under the Company’s share purchase plan, the Group contributes an amount equal to a percentage of the employee’s basic contribution, depending on the position held by the employee. The employee may make additional contributions, for total employee contributions, including basic contributions, of up to 10% of the annual gross salary. However, the Group does not match contributions in the case of such additional contributions. The employee and the Group’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the open market on behalf of the employee through either the TSX or NASDAQ. The Group's contribution expense is recognized as share-based compensation.
11.3Long-Term Incentive Plan (the “Plan”)
The Company operates a plan which provides for awards of stock options, restricted shares, restricted share units, performance share units, DSU, and share appreciation rights to eligible employees and directors of the Company and its subsidiaries, all of which once exercised or settled result in the issuance of Subordinate Voting Shares.
11.4    Stock Options
Under the Company’s Plan, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. The Board establishes the exercise price at the time

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 19

the stock options are granted, where the exercise price must in all cases be not less than the greater of the closing price of such shares on the TSX and NASDAQ on the business day immediately prior to the grant date. Stock options vest, as set out in the applicable award agreement between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the stock options may be exercised by the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment. The Plan provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the Plan shall not exceed 10% of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time.
The following table presents information concerning stock option activity for the period:

	Number of stock options	Weighted average exercise price
		$
Beginning balance as at April 1, 2020	3,172,289	3.72
Granted	755,000	2.26
Forfeited	(126,235)	4.98
Expired	(5,959)	3.44
Ending balance as at December 31, 2020	3,795,095	3.39
Exercisable at period end	1,845,358	3.25

Included in the 1,845,358 of stock options exercisable as at December 31, 2020, 963,160 stock options are available to purchase Multiple Voting Shares.
On June 23, 2020, Alithya issued 570,000 and 185,000 stock options, to purchase a total of 755,000 Subordinate Voting Shares at an exercise price of $2.26 and US$1.67, respectively.
11.5Deferred Share Units
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant DSU to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The DSU shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be on the 90th day following the participant’s termination date for eligible Canadian participants and not earlier than on the date that is six months after the termination date for eligible U.S. participants.
The following table presents information concerning DSU activity for the period:

	Number of DSU	Weighted average exercise price
		$
Beginning balance as at April 1, 2020	140,885	3.48
Granted	161,486	2.53
Settled	(7,718)	4.16
Ending balance as at December 31, 2020	294,653	2.94

On June 30, 2020, 66,840 fully vested DSU, in aggregate, were granted to non-employee directors of the Company at a fair value of $2.10, per DSU, for an aggregate fair value of $140,364. The amounts have been recorded in share-based compensation expense.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 20

On September 30, 2020, 46,405 fully vested DSU, in aggregate, were granted to non-employee directors of the Company at a fair value of $2.89, per DSU, for an aggregate fair value of $134,110. The amounts have been recorded in share-based compensation expense.
On December 31, 2020, 48,241 fully vested DSU, in aggregate, were granted to non-employee directors of the Company at a fair value of $2.78 per DSU, for an aggregate fair value of $134,110. The amounts have been recorded in share-based compensation expense.
11.6Restricted Share Units
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant RSU to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The RSU shall vest on the third anniversary of the date of grant and will settle as soon as practicable following the expiry of the vesting period, unless otherwise specified by the Board at the time of grant.
On June 23, 2020, 181,498 RSU, in aggregate, vesting one year from the date of grant, were granted to employees of the Company subject to the terms set out in the award agreement at a fair value of $2.26, per RSU, for an aggregate fair value of $410,185. Share-based compensation expense for the three and nine months ended December 31, 2020 was $101,488 and $212,571, respectively.
11.7Share-Based Compensation
The number of Alithya stock options granted to employees during the nine months ended December 31, 2020 and 2019, the related compensation expense recorded, and the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, were as follows:

Period ended	December 31,	December 31,
(in $ thousands, except for per share data)	2020	2019
Compensation expense related to the options granted	106	238
Number of stock options granted	755,000	970,500
Weighted average fair value of options granted	$0.81	$1.13
Aggregate fair value of options granted	609	1,096
Weighted average assumptions
Share price	$2.26	$3.63
Exercise price	$2.26	$3.63
Risk-free interest rate	0.46%	1.79%
Expected volatility*	35%	30%
Dividend yield	—	—
Expected option life (years)	6.6	5.7
Vesting conditions – time (years)	3.2	2.7

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 21

12. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2019	2019	2019	2019	2020	2020	2020	2020
Revenues	72,643	72,218	67,363	66,245	73,181	70,711	68,355	70,606
Cost of revenues	51,391	51,041	46,680	46,084	52,228	50,308	49,623	50,178
Gross margin	21,252	21,177	20,683	20,161	20,953	20,403	18,732	20,428
	29.3%	29.3%	30.7%	30.4%	28.6%	28.9%	27.4%	28.9%
Operating expenses
Selling, general and administrative expenses	20,153	18,927	18,576	17,745	21,534	19,416	20,146	20,421
Business acquisitions and integration costs	592	674	1,416	1,374	1,173	913	190	500
Depreciation	324	786	810	878	894	882	927	900
Amortization of intangibles	2,663	2,551	2,531	2,716	3,480	3,654	2,892	2,703
Foreign exchange expense (gain)	(147)	54	(87)	30	(158)	8	344	47
Impairment of intangibles and goodwill	—	—	—	—	28,036	—	—	—
	23,585	22,992	23,246	22,743	54,959	24,873	24,499	24,571
Operating loss	(2,333)	(1,815)	(2,563)	(2,582)	(34,006)	(4,470)	(5,767)	(4,143)
Financial expenses	622	621	450	608	668	728	827	870
Gain on recovery of note receivable	—	—	—	—	—	—	(660)	—
Gain on sale of subsidiary	—	—	—	(681)	—	—	—	—
Loss before income taxes	(2,955)	(2,436)	(3,013)	(2,509)	(34,674)	(5,198)	(5,934)	(5,013)
Income tax recovery	(225)	(889)	(683)	(694)	(699)	(669)	(443)	(220)
Net loss	(2,730)	(1,547)	(2,330)	(1,815)	(33,975)	(4,529)	(5,491)	(4,793)
Basic and diluted loss per share	(0.05)	(0.03)	(0.04)	(0.03)	(0.59)	(0.08)	(0.09)	(0.08)

Quarterly variances in Alithya's results are due primarily to seasonality. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer information technology investment cycles are also affected by the seasonality of their own operations. Finally, quarterly variations can be attributed to the timing of acquisitions.
Over the eight-quarter period, revenues have increased mainly due to business acquisitions, and organic growth in certain areas of the Company’s business, which was partially offset by a cyclical decline in the IT spending of certain large historical customers. Excluding recent quarters that have been negatively impacted by the COVID-19 pandemic, gross margin has also followed an increasing trend, mainly due to business acquisitions with higher margins, and a steady migration towards higher value-added services. Selling, general and administrative expenses have increased mainly from business acquisitions, net of possible synergies, and additional costs associated with managing the duties related to becoming a public company. Other expenses, such as business acquisitions and integration costs and depreciation and amortization of intangibles, have also varied as a result of business acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 22

13. Critical Accounting Estimates
The preparation of Alithya’s consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions which affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The Q3 Financial Statements have been prepared in accordance with the accounting policies adopted in the most recent annual consolidated financial statements for the year ended March 31, 2020. The accounting policies have been applied consistently by all entities of the group.
Assessment of COVID-19 impact
As a result of the continued and uncertain economic and business impact of the COVID-19 pandemic, the Group has reviewed its estimates, judgments and assumptions used in the preparation of its interim condensed consolidated financial statements, including the determination of whether indicators of impairment exist for its tangible and intangible assets, including goodwill, estimated losses on revenue from fixed-fee arrangement contracts, the credit risk of its counterparties, and the estimates and judgments used for the measurement of its deferred tax assets. The estimates, judgments and assumptions used were the same as those applied in the Group's last annual audited financial statements for the year ended March 31, 2020.
As the situation is evolving and the impact of the COVID-19 pandemic on the Group’s operations and financial conditions will be impacted by the duration of government-mandated measures and overall customer demand, revisions may be required in future periods to estimates and assumptions. Although management expects the COVID-19 pandemic related disruptions to continue beyond fiscal 2021, management believes that the Group’s long-term estimates and assumptions do not require further revisions, however management continues to monitor and evaluate the situation and its impact on the Group’s business.
14. Future Accounting Standards
At the date of authorization of these interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Group. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Group’s consolidated financial statements, are detailed as follows:
New Standards and Interpretations Issued but Not Yet Effective
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. In July 2020, the IASB issued final amendments to defer the effective date to annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 23

counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. Management is currently assessing, but has not yet determined, the impact of this new standard on the Group’s consolidated financial statements.
On May 14, 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies which costs a company includes when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Group’s consolidated financial statements.
On May 28, 2020, the IASB published COVID-19-Related Rent Concessions (Amendment to IFRS 16), which amends IFRS 16, Leases, to provide lessees with a practical expedient that relieves lessees from assessing whether a COVID-19-related rent concession is a lease modification. The amendments are effective for annual periods beginning on or after June 1, 2020 and will be applied retrospectively. Management has completed its analysis of the guidance and does not expect it to materially impact the Group’s consolidated financial statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Group’s consolidated financial statements.
15. Risks and Uncertainties
Alithya is subject to a number of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on Alithya's financial position, financial performance, cash flows, business or reputation. These risks should be considered when evaluating an investment in Alithya and may, among other things, cause a decline in the price of the Subordinate Voting Shares.
Such risks and uncertainties include, but are not limited to, those discussed in the section entitled "Risks and Uncertainties" of the Company's MD&A for the fiscal year ended March 31, 2020, all of which are hereby incorporated by reference. The following update should, however, be read in conjunction with these risks and uncertainties, which have not materially changed, but may increase even though mitigation measures have been implemented by the Company in light of the COVID-19 pandemic.
COVID-19 pandemic
In December 2019, a novel strain of coronavirus (SARS-CoV-2) causing an infectious disease called COVID-19 quickly spread around the world, impacting the markets in which Alithya operates towards the end of Alithya’s fiscal year ended March 31, 2020. The COVID-19 pandemic and the measures taken in response to it, including travel bans, self-imposed quarantine periods, mandated business closures and social distancing measures, as well as unprecedented uncertainty in the global economy, have imposed significant pressure on businesses in general and has had and will likely continue to have an adverse impact on the global economy in the short and long term, which poses the risk that Alithya’s customers, contractors and partners may, temporarily or permanently, be prevented from conducting business as they have historically or previously expected to, which could in turn have an adverse impact on Alithya’s business and results of operations. Although Alithya, and a significant number of its customers, were fortunate to continue operating as essential services providers by the Québec and Ontario governments, the COVID-19 outbreak has had impacts on Alithya’s business, with disruptions to its operations including temporary office closures, reduced activity and certain pricing adjustments with a limited number of clients, slower procurement decisions in some cases, and possible changes to customers’ spending and investment priorities. The continued spread of the COVID-19 pandemic could further result in: (i) reduced customer demand for Alithya’s services and solutions; (ii) customer pressure on pricing and payment terms; (iii) difficulty in invoice collection; (iv) demands from customers to change or terminate existing contracts or work orders; (v) the non-renewal of expiring customer contracts; (vi) reduction in budgets for government programs that may be used by Alithya to support its research and growth; (vii) delays and disruptions in services from Alithya’s third party service providers; and (viii) devotion of

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 24

substantial amount of management time and resources and increased operating costs to mitigate the impact of the pandemic. Also, while the COVID-19 pandemic could create an increase for digital technologies and services in certain industry segments, which could benefit Alithya, there is no assurance that Alithya will be able to respond to such demand while providing services remotely or observing government recommendations.
The Company has taken and continues to take measures to protect the health and safety of its employees, work with its customers to minimize potential disruptions and address the challenges and opportunities posed by this global pandemic. The Company and its employees have transitioned to working remotely, relatively seamlessly, allowing us to continue supporting our customers without material disruption. The Company has also implemented several measures to protect its financial position and preserve liquidity, and strict cost containment measures including temporary management salary reductions, and reduced work weeks and temporary layoffs for a limited number of employees, some of which have returned to normal as of today. To ensure business continuity and retain existing highly trained and experienced technical consultants on which Alithya’s success depends in large part, certain subsidiaries of the Company are benefiting from governmental financial assistance programs in Canada, the U.S. and France.
As the Company continues to monitor the issues raised by the COVID-19 pandemic, it may take further actions that alter its business operations as may be required by governmental authorities, or that it determines are in the best interests of its employees, clients, partners and shareholders, and the Company cannot predict the potential effects any such alterations or modifications may have on its business, including the impact on its financial results. The extent to which the COVID-19 pandemic may further adversely impact Alithya’s business and results of operations depends on numerous evolving factors that are highly uncertain, difficult to predict and outside of Alithya’s control, including: (i) the duration and scope of the pandemic; (ii) actions taken by governments and other parties in response to the pandemic; (iii) the impact of the pandemic on the level of general economic activity; (iv) the effect of the pandemic on Alithya’s customers and customer demand for its services and solutions; (v) the ability of Alithya’s customers to pay for its services and solutions on time or at all; and (vi) Alithya’s ability to sell and provide its services and solutions to existing and prospective clients. Also, although Alithya has a business continuity plan in the event the health of any of its key employees would become at risk as a result of contracting COVID-19, there is no assurance that the implementation of such business continuity plan would be successful. While Alithya closely monitors the COVID-19 pandemic situation, as this pandemic is unprecedented and continuously evolving, it could affect Alithya’s business and results of operations in a manner that is not presently known or in a manner that Alithya does not currently consider will present significant risks to its operations. At the present time, no person, entity or expert can accurately predict the duration or scope of the pandemic and, although some impacts have materialized, it remains challenging for the Company to accurately estimate or quantify the full scope and magnitude of the pandemic’s impact on the Company, its business, financial condition and prospects. Furthermore, the trading price for Alithya’s Subordinate Voting Shares and the securities of other companies in the industry has been volatile as a result of the COVID-19 pandemic and a recession, slowdown or other sustained adverse market event resulting from the COVID-19 pandemic could materially and adversely affect the financial markets, the value of Alithya’s Subordinate Voting Shares and Alithya’s ability to obtain equity or debt financing on favorable or acceptable terms or at all.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 25

16. Management’s Evaluation of our Disclosure Controls and Procedures
Disclosure Controls and Procedures
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2020. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2020.
Internal Control over Financial Reporting
The Company has also established and maintains adequate internal control over financial reporting, as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s internal control over financial reporting was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2020 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at March 31, 2020.
Changes in Internal Control over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the quarter ended December 31, 2020, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all errors or misstatements on a timely basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2020	| 26